

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 6, 2016

Leonard Rosenfield
Chief Executive Officer
Titan Computer Services, Inc.
92 Southgate Drive
Spring Valley, NY 10977

> **Re: Titan Computer Services, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 28, 2016**
> **File No. 333-209051**

Dear Mr. Rosenfield:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 12, 2016 letter.

General

1. The disclosure in your registration statement indicates that the company was incorporated in 1994, its business operations have consisted of placement agency services, and its revenues of $330,398, $173,455 and $90,042 in 2013, 2014 and 2015, respectively, have been generated from this business. On the other hand, your responses to prior comments 2, 5 and 10 in your letter dated March 28, 2016, indicate the following:

    - You issued 13,000,000 *founders shares* in March and April 2015 for nominal consideration "to raise some initial seed capital *to determine the feasibility of trying to implement a business concept* and *at such time the Company had no assets or business operations of any kind*." [emphasis added];

- "Green Tree, upon receiving its shares for the software rights became a 49.495% shareholder of the Company, so these shares are more closely related to the valuation of the founder shares at $0.001 per share, as *the Company was incorporated with this software rights transaction being contemplated at the time of incorporation*." [emphasis added];

- "Rosenweiss only agreed to invest in the Company after it purchased the software, *but before then there was no interest because the Company had no real value.*" [emphasis added]

As appropriate, please revise your disclosure to explain the operational status of the company at the time of the transaction with Green Tree Software. Disclose any material relationship between the company and its affiliates, Green Tree Software and its affiliates, and Rosenweiss Capital and its affiliates prior to the execution of the transaction. If no such relationships existed, explain how the parties were introduced and the reasons they decided to proceed with the transaction and this particular structure. Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles.

2. We have considered your response to prior comment 2 and we are unable to agree based upon your facts and circumstances, including those set forth in comment 1, above. We believe that the shares being offered constitute an indirect primary offering by the company through the selling shareholders to create a market in the company's shares. Therefore, please identify the selling stockholders as underwriters in your registration statement and fix the offering price of the shares being sold for the duration of the offering and not just until such time as the shares are quoted on the OTCQB.

Prospectus Cover Page

3. We have considered your response to prior comment 3 and your revised disclosure regarding the lack of a specific offering price. Item 501(b)(3) of Regulation S-K requires you to disclose the offering price of the securities and related disclosures. You may not avail yourself of the disclosure permitted under Instruction 2 to Item 501(b)(3) because there is no current market for your shares. Therefore, please revise to provide the offering price for the securities being offered by the selling shareholders.

Prospectus Summary, page 1

4. Please disclose here and in the business section when GreenTree Software completed development of the software and database and started marketing it. Disclose the current number of licensees.

<u>Risk Factors, page 2</u>

<u>One of our Affiliates is a competitor which could present a conflict of interest and have a negative impact on the development of our business, page 3</u>

5.   Please identify the director and major shareholder referenced in this risk factor.

6.   In discussing the risks of conflicts of interest with one of your directors and his company, you disclose that you "do not anticipate much revenue, if any, being generated in the future from our former business plan" of traditional placements. Please reconcile this disclosure with the disclosure on page 13 under "Description of Business" that "[w]hile our focus has switched from the provision of traditional placement agency services to development and marketing of software to create a technology based placement agency, commencing later in 2016, once the software is being marketed, we expect to once again devote resources to our traditional business of placement services." You then go on to list the IT services you "have provided and expect to provide again in the future."

7.   You disclose on page 16 that you "purchased a 49% interest in the software known as 'Greentree Magic Software.'" Please clarify throughout your disclosure that you acquired a minority interest in the software and not in Green Tree Software LLC, which retained a majority interest in the software. Explain the company's rights with respect to the software, including whether Green Tree Software, without the company's approval, can do the following:
- market and distribute the software without the company's approval; or
- sell or transfer ownership of the software without the company's approval.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations, page 18</u>

8.   We note that the amount of revenues you generated for the fiscal year ended December 31, 2015 did not change from the amount of revenues you generated for the nine months ended September 31, 2015. Please disclose when in 2015 you ceased generating revenues.

<u>Exhibits</u>

9.   Please file a complete and executed copy of Exhibit 10.1 - Software Purchase Agreement, dated April 27, 2015, between the Company, Green Tree Software LLC, Steven Edelman and Rosenweiss Capital LLC.

<u>Signatures</u>

10.   We note your revised disclosure in response to our prior comment 1; however the signature block still does not identify who is signing as your principle financial officer. Please revise your signature page to identify your principal executive officer, principal financial officer, and controller or principal accounting officer. Please refer to Instruction 1 to Signatures on Form S-1.

<u>Financial Statements</u>

<u>Intangible Assets – Software Costs, page F-8</u>

11.   We note your response to our prior comment 10 as it relates to your determination that the acquired software rights purchased from Green Tree have an indefinite life. We also note that in your filing on page F-8 you show software rights having a useful life of 5 years. Please clarify this apparent contradiction. If you continue to believe that the acquired software rights have an indefinite life, please tell us how you considered ASC 350-30-35-3 and ASC 350-30-35-4 or other accounting guidance in your assessment.

<u>5 – Income Taxes, page F-11</u>

12.   Please provide income tax disclosure in accordance with ASC 740-10-50.

        You may contact Inessa Kessman, Staff Accountant at (202) 551-3371 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Attorney-Adviser at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350 or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications

cc: Irving Rothstein, Esq.
        Feder Kasovitz LLP